

September 15, 2015

Matthew Swendiman, Esq.
Graydon Head & Ritchey LLP
15 West Center Street
Lawrenceburg, IN 47025

      Re: <u>M3Sixty Manager of Managers Trust</u>
        File Nos. 333-206491; 811- 23089

Dear Mr. Swendiman:

      We have reviewed the registration statement for the M3Sixty Manager of Managers Trust, All Cap Value Fund (the "Fund"), filed on Form N-1A with the Securities and Exchange Commission on August 20, 2015, and have the comments below. Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

FRONT COVER

1. We note that the filing includes EDGAR Series and Class identifiers as well as disclosure regarding other share classes (<u>e.g.</u>, Classes A, C, and R). However, the cover page states, "This Prospectus relates to one class of shares (Institutional Class shares), currently offered by the All Cap Value Fund." Please revise the cover page to reflect all share classes.

PROSPECTUS
<u>Fees and Expenses of the Fund</u>

2. In this section you state, "More information about these and other discounts is available from your financial professional and in 'Purchasing Shares—Choosing a Share Class' on page 10 of the Fund's prospectus . . . ." However, the information referenced is on page 11. Please revise accordingly.

<u>Annual Fund Operating Expenses and Example</u>

3. Provide a completed "Annual Fund Operating Expenses" portion of the fee table and completed Cost Example with a pre-effective amendment.

4. The line item for "Other Expenses" includes a footnote numbered 1. The footnote number does not correspond to the footnote text.

5. Footnote number 2 describes the Expense Limitation Agreement. Please revise the last sentence by inserting "of the Registration Statement" after the word "date" and before the word "without."

Principal Risks of Investing in the Fund

6. Add disclosure regarding the risks of investing in the equity securities of small and mid-capitalized issuers.

7. In the bulleted section captioned "Equity Securities Risk," you state, "*To the extent the Fund invests in equity securities* (emphasis added), it is exposed to the risks of sudden and unpredictable drops in value and the potential for extended periods of lackluster performance." Please revise this sentence to reflect the Fund's strategy of investing primarily in equity securities. For example, the disclosure could state, "The Fund's investment in equity securities exposes it to sudden . . . ."

8. The risk section provides disclosure regarding new fund risk. Is the advisor also new to advising a mutual fund? If so, provide additional risk disclosure.

9. On page 5, the "Business and sector risk" discloses that, "To the extent the Fund invests *heavily* (emphasis added) in a particular industry that experiences such a negative impact, the Fund's portfolio will be adversely affected." Fundamental investment policy number eight in the Fund's Statement of Additional Information prohibits the Fund's concentration in a particular industry. Please confirm that notwithstanding this disclosure, the Fund will not concentrate its investments in a particular industry or group of related industries.

Determining the Fund's Net Asset Value

10. Page 8 states, "The price at which you purchase or *redeem* Shares is based on the next calculation of net asset value after an order *is accepted* in good form." (Emphasis added) Please revise the disclosure to indicate that Shares are redeemed at the NAV next calculated after an order is received in good form. The purchase of Shares may refer to "accepted" in good form.

Disclosure of Portfolio Holdings

11. Per Item 9 (d) of Form N-1A, "[s]tate that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available . . . on the Fund's website, if applicable."

STATEMENT OF ADDITIONAL INFORMATION

12. We note in this section that the Fund may sell securities short. Confirm that all dividend and interest expenses resulting from this type of transaction will be reflected in the Fund's fee table.

Fundamental Restrictions

13. Fundamental policy number 8 provides that the Fund may not invest more than 25% of its total assets in the securities of issuers in any single industry. Please add disclosure indicating that the Fund will consider the concentration of other registered investment companies when determining compliance with its concentration policy. In our view, although the Fund may invest in investment companies which concentrate, the Adviser and Fund may not ignore the concentration of investment companies when determining whether the Fund is in compliance with its own concentration policy. For example, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in investment companies that the Fund knows concentrate in a particular industry or group of industries.

SIGNATURES

14. Please revise the signature block to comply with Section 6(a) of the Securities Act of 1933, which requires the following: "Any security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement in triplicate, at least one of which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer)...."

15. This section states that, "Pursuant to the requirements of the Securities Act, this *Post-Effective Amendment No. 40* (emphasis added) to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated." Please revise this sentence to reflect the filing status of the registration statement.

GENERAL COMMENTS

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in

response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

18. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel